UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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FORM 6-K

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REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16
OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2024

Commission file number: 001-38206

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TDH HOLDINGS, INC.
(Registrant’s name)

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c/o Beijing Wenxin Co., Ltd.
Room 1104, Full Tower, 9 East Third Ring Middle Road, Chaoyang District, Beijing
People’s Republic of China
(Address of principal executive office)

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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒            Form 40-F ☐

Explanatory Note:

The Registrant is filing this Report on Form 6-K to provide its proxy statement and proxy card for its 2024 Annual Shareholder Meeting and press release announcing the pertinent dates for its 2024 Annual Shareholder Meeting. A copy of the proxy statement, proxy card and press release are attached hereto as Exhibits 99.1, 99.2 and 99.3, respectively.

EXHIBIT INDEX

Number	Description of Exhibit
99.1	Proxy Statement for 2024 Annual Meeting of Shareholders.
99.2	Proxy Card for 2024 Annual Meeting of Shareholders.
99.3	Press Release for 2024 Annual Meeting of Shareholders.

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

TDH HOLDINGS, INC.
By:	/s/ Dandan Liu
Dandan Liu
Chair and Chief Executive Officer

Dated: September 26, 2024

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